Exhibit 99.54

MEMORANDUM OF LIMITED OPTION AGREEMENT

THIS MEMORANDUM OF LIMITED OPTION AGREEMENT (“Memorandum”) dated as of 12/29/2022, by and between Bitzero ND I, LLC, a North Dakota Limited Liability Company having an address at 2416 Main Street, Ste. 398, Vancouver, BC V5T 3E2 (“Optionor”) and Cavalier County Job Development Authority, a a job development authority pursuant to N.D.C.C. Chapt. 11-11.1 having an address at 901 3rd Street, Ste. 5, Langdon, ND 58249 (“Optionee”). Optionor and Optionee are also sometimes referred to herein collectively as the “Parties” or individually as a “Party.”

Optionor and Optionee hereby acknowledge the following:

1.          Grant. For valuable consideration described in that certain Limited Option Agreement, executed July 18, 2022 (the “Option Agreement”), Optionor has granted to Optionee the exclusive and irrevocable option to purchase all that certain real property in the County of Cavalier, State of North Dakota, and being described on Exhibit A (the “Property”) under the terms and conditions set out in said Option Agreement.

2.          Term. Subject to the occurrence of the Triggering Event as defined in the Option Agreement, the term of the Option commences on July 2, 2027, and expires on October 1, 2027 (the “Term”).

3.          Notices. Notices shall be given hereunder in writing by any method provided for in the Option Agreement, including by personal delivery, overnight delivery, registered or certified mail, or electronic transmission. Notices from third parties shall be sent to the Parties at the addresses set forth in the Preamble hereto.

4.          Conflicts. This Memorandum is intended only for recording purposes to provide notice of certain terms and conditions contained in the Option Agreement and is not to be construed as a complete summary of the terms and conditions thereof. This Memorandum is subject to the Option Agreement and any amendments, modifications, alterations, renewals, and extensions of the Option Agreement. The terms and provisions of the Option Agreement are incorporated in this Memorandum by reference. If there is any conflict between this Memorandum and the Option Agreement, the provisions of the Option Agreement shall control.

5.          Counterparts. This Memorandum may be executed in multiple counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same document.

IN WITNESS WHEREOF, the Parties hereto have executed this Memorandum as of the date first above written.

OPTIONOR:
Bitzero ND I, LLC,
a North Dakota Limited Liability Company

By:
Name: Naeem Walji
Title: Chief Operating Officer

STATE OF Florida	)

)ss.

COUNTY OF Miami-Dade	)

The foregoing instrument was acknowledged before me on 12/29/2022, by Naeem Walji, the Chief Operating Officer of Bitzero ND I, LLC, a North Dakota Limited Liability Company. produced Florida drivers license

(Seal)

Notary Public Edgy Slandel Eliacin

Notarized online using audio-video communication

OPTIONEE:
Cavalier County Job Development Authority

By:
Name: Susan Fay Crockett
Title: Chairperson

STATE OF NORTH DAKOTA	)

)ss.

COUNTY OF CAVALIER	)

The foregoing instrument was acknowledged before me this _____ day of December, 2022, by Susan Fay Crockett, the Chairperson of Cavalier County Job Development Authority.

Notary Public

(Seal)

This instrument was prepared by,
and the original should be returned to:
Crowley Fleck PLLP
ATTN: Blaine T. Johnson
PO Box 2798
Bismarck, ND 58502-2798
701-223-6585
bjohnson@crowleyfleck.com

EXHIBIT A

LEGAL DESCRIPTION OF THE PROPERTY

Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet:

Block 1:	Lots 1, 2, 3, 4;

Block 2:	Lots 1, 2, 3, 4, 5, 6, 7;

Block 3:	Lots 1, 3, 4;

Block 4:	Lots 1, 2, 3, 4, 5, 6, 7.

Formerly Described as:

A parcel of land located in the South Half of the Northwest Quarter (S½NW¼), in the Southwest Quarter (SW¼), and in the West Half of the Southeast Quarter (W½SE¼) all in Section Fourteen (14) and in the Southeast Quarter of the Southeast Quarter (SE¼SE¼) of Section Fifteen (15), all in Township One Hundred Fifty-nine (159) North, Range Sixty (60) West of the Fifth Principle Meridian, Cavalier County, North Dakota, more particularly described as follows:

Beginning at the southwest corner of said Section 14; thence North 88° 12’ 10” East, along the south line of said Section 14, a distance of 3290.09 feet; thence North 01° 34’ 03” West, a distance of 560.08 feet; thence South 88°12’ 56” West, a distance of 250.21 feet; thence North 01° 33’ 24” West, a distance of 2080.13 feet, more or less, to the north line of the Southeast Quarter (SE¼) of Section 14; thence South 88° 12’ 00” West, along the north line of said Southeast Quarter (SE¼), a distance of 397.89 feet, more or less to the southeast corner of the Northwest Quarter (NW¼); thence North 01° 34’ 30” West, along the east line of said Northwest Quarter (NW¼), a distance of 705.00 feet; thence South 85° 35’ 56” West, a distance of 1548.79 feet; thence South 28° 24’ 14” West, a distance of 444.99 feet; thence South 67° 58’ 57” East, a distance of 235.59 feet; thence South 28° 24’ 18” West, a distance of 2551.66 feet; thence South 01° 48’ 14” East, a distance of 589.84 feet, more or less, to the south line of Section 15; thence North 88° 12’ 29” East, along the south line of said Section 15, a distance of 183.35 feet, more or less, to the point of beginning.

Excepting therefrom Lot 2, Block 3, Mickelson Data Center, Mickelsen Data Center, according to the Subdivision Plat thereof recorded in the office of the County Recorder within and for Cavalier County, North Dakota and recorded as Document No. 249402, at Book PA, page 208, of the Plat Cabinet.